EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Low End of Full-Year Outlook After Reporting 32% Increase in First Quarter Operating Income
Oak Brook, Illinois, May 2, 2019 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2019.

•	Net sales of $274 million, up $24 million, or 10%, from last year

•	Operating income of $25.8 million, up $6.2 million, or 32%, from last year

•	GAAP EPS of $0.29, up $0.08, or 38%, from last year

•	Adjusted EPS of $0.30, up $0.07, or 30%, from last year

•	Record backlog of $364 million, up over $25 million, or 8%, from both last year and year-end

•	Raising low end of 2019 adjusted EPS* outlook range by $0.02, establishing a new range of $1.50 to $1.60
Consolidated net sales for the first quarter were $273.8 million, up $24.1 million, or 10%, versus the same quarter a year ago. Net income for the first quarter was $17.5 million, equal to $0.29 per diluted share, compared to $12.9 million, equal to $0.21 per share, in the prior-year quarter.
The Company also reported adjusted net income for the first quarter of $18.1 million, equal to $0.30 per diluted share, compared to $13.6 million, or $0.23 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Q1 Results Reflect Significant Increases in Sales and Income
“Our first quarter results were impressive, with net sales improving by 10% year-over-year, and operating income increasing by 32%,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Each of our groups reported top line growth and adjusted EBITDA margin improvement, as we realized benefits from higher volumes, improved pricing, favorable sales mix and operational efficiencies, despite the impact of higher commodity costs in comparison to the prior-year quarter, which we had anticipated. On a consolidated basis, our adjusted EBITDA margin for the quarter was up 150 basis points.”
In the Environmental Solutions Group, net sales were up $22.9 million, or 12%, primarily due to increases in shipments of vacuum trucks and street sweepers, as well as higher aftermarket revenue. Sales in the Safety and Security Systems Group increased by $1.2 million, or 2%.
Consolidated operating income for the first quarter was $25.8 million, up $6.2 million, or 32%, compared to the prior-year quarter, primarily driven by increases of $5.1 million and $2.6 million within the Environmental Solutions Group and Safety and Security Systems Group, respectively. Consolidated operating margin was 9.4%, up from 7.8% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the first quarter was $35.9 million, up $6.9 million, or 24%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 13.1%, compared to 11.6% last year.
Adjusted EBITDA in the Environmental Solutions Group was up $6.0 million, or 21%, to $34.7 million, and its adjusted EBITDA margin was 15.8%, up from 14.6% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $9.6 million, up from $6.8 million last year, and its adjusted EBITDA margin was 17.7%, compared to 12.8% last year.
Consolidated orders for the first quarter were $299.0 million, the third-highest quarterly orders on record. The Environmental Solutions Group reported total orders of $243.7 million, up 2% in comparison to the fourth quarter of 2018, but lower than the record order intake of $274.4 million in the prior-year quarter, which included an estimated $25 million of orders that were accelerated. The Safety and Security Systems Group reported total orders of $55.3 million, consistent with the prior-year quarter. Consolidated backlog at March 31, 2019 was $364 million, up $27 million, or 8%, compared to last year, and up $26 million, or 8%, from December 31, 2018.
Strong Financial Position Provides Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
In the first quarter, the Company used $8.8 million of cash for operations to fund seasonal increases in working capital requirements, higher incentive compensation payments and rental fleet investment. That compares to operating cash generation of $10.3 million in the prior-year quarter. At March 31, 2019, consolidated debt was $217 million, total cash and cash equivalents were $23 million and the Company had $173 million of availability for borrowings under its credit facility.
“Our financial position continues to be very strong,” said Sherman. “It provides us with flexibility to pursue strategic acquisitions, invest in new product development and other organic growth initiatives, like our Vactor plant expansion, and fund cash returns to stockholders.”
The Company also funded dividends of $4.8 million during the first quarter, reflecting a dividend of $0.08 per share, and the Board of Directors recently declared a similar dividend that will be payable in the second quarter. In addition, the Company repurchased $1.0 million of stock in the first quarter under its existing share repurchase program.
Outlook
“Our first quarter order intake of almost $300 million represented our third-highest quarterly orders on record. It contributed to a further increase in our backlog, which is at a record level heading into the second quarter,” Sherman noted. “Conditions in our end markets remain positive and our organic growth initiatives are continuing to gain traction. With the better-than-expected performance in the first quarter and the strength of our backlog, we have greater confidence in the year and are raising the low end of our 2019 adjusted EPS* outlook range by $0.02, establishing a new range of $1.50 to $1.60.”
* Adjusted EPS is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. Our outlook assumes certain adjustments to exclude the impact of acquisition and integration-related expenses and purchase accounting effects, where applicable. In 2018, we also made adjustments to exclude the impact of hearing loss settlement charges and special tax items, where applicable. Should any similar items occur during 2019, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B). In addition, to facilitate comparisons with prior periods, when reporting our interim and annual non-GAAP results in 2019, we are adjusting our previously-issued non-GAAP results for 2018 to exclude the recognition of a deferred gain, which will no longer occur in 2019 following the adoption of the new lease accounting standard.
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Thursday, May 2, 2019 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-877-705-6003 and entering the pin number 13690361. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2019	2018
Net sales	$273.8	$249.7
Cost of sales	203.5	187.8
Gross profit	70.3	61.9
Selling, engineering, general and administrative expenses	43.9	41.8
Acquisition and integration-related expenses	0.6	0.5
Operating income	25.8	19.6
Interest expense	2.0	2.5
Other expense, net	0.4	0.1
Income before income taxes	23.4	17.0
Income tax expense	5.9	4.1
Net income	$17.5	$12.9
Earnings per share:
Basic	$0.29	$0.22
Diluted	$0.29	$0.21
Weighted average common shares outstanding:
Basic	60.1	59.8
Diluted	61.2	60.8
Cash dividends declared per common share	$0.08	$0.07

Operating data:
Operating margin	9.4%	7.8%
Adjusted EBITDA	$35.9	$29.0
Adjusted EBITDA margin	13.1%	11.6%
Total orders	$299.0	$329.7
Backlog	363.5	336.7
Depreciation and amortization	9.5	8.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	December 31, 2018
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22.7	$37.4
Accounts receivable, net of allowances for doubtful accounts of $1.4 and $1.6, respectively	139.4	124.4
Inventories	169.0	157.3
Prepaid expenses and other current assets	9.1	9.4
Total current assets	340.2	328.5
Properties and equipment, net of accumulated depreciation of $118.3 and $116.0, respectively	63.4	62.0
Rental equipment, net of accumulated depreciation of $34.2 and $30.0, respectively	107.4	96.6
Operating lease right-of-use assets	25.5	—
Goodwill	374.7	375.1
Intangible assets, net of accumulated amortization of $15.5 and $13.4, respectively	141.3	143.1
Deferred tax assets	12.0	12.5
Deferred charges and other long-term assets	5.3	5.6
Long-term assets of discontinued operations	0.4	0.4
Total assets	$1,070.2	$1,023.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.2	$0.2
Accounts payable	72.9	66.1
Customer deposits	11.4	10.1
Accrued liabilities:
Compensation and withholding taxes	18.2	29.5
Other current liabilities	60.6	52.7
Current liabilities of discontinued operations	0.2	0.2
Total current liabilities	163.5	158.8
Long-term borrowings and finance lease obligations	216.6	209.9
Long-term operating lease liabilities	21.0	—
Long-term pension and other postretirement benefit liabilities	56.0	54.6
Deferred gain	—	6.8
Deferred tax liabilities	49.3	46.3
Other long-term liabilities	14.1	15.9
Long-term liabilities of discontinued operations	1.3	1.4
Total liabilities	521.8	493.7
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 66.5 and 66.4 shares issued, respectively	66.5	66.4
Capital in excess of par value	218.4	217.0
Retained earnings	451.7	432.5
Treasury stock, at cost, 6.3 and 6.2 shares, respectively	(90.6)	(88.5)
Accumulated other comprehensive loss	(97.6)	(97.3)
Total stockholders’ equity	548.4	530.1
Total liabilities and stockholders’ equity	$1,070.2	$1,023.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2019	2018
Operating activities:
Net income	$17.5	$12.9
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
Depreciation and amortization	9.5	8.6
Deferred financing costs	0.1	0.1
Deferred gain	—	(0.4)
Stock-based compensation expense	1.4	0.8
Pension expense, net of funding	(0.1)	(1.1)
Changes in fair value of contingent consideration and deferred payment	0.3	0.3
Deferred income taxes	1.2	0.7
Changes in operating assets and liabilities	(38.7)	(11.6)
Net cash (used for) provided by operating activities	(8.8)	10.3
Investing activities:
Purchases of properties and equipment	(4.5)	(3.0)
Proceeds from sales of properties and equipment	—	0.1
Proceeds from acquisition-related activity	—	3.0
Net cash (used for) provided by investing activities	(4.5)	0.1
Financing activities:
Increase (decrease) in revolving lines of credit, net	5.5	(8.6)
Purchases of treasury stock	(1.0)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(1.1)	(0.1)
Cash dividends paid to stockholders	(4.8)	(4.2)
Proceeds from stock-based compensation activity	—	0.1
Other, net	—	0.1
Net cash used for financing activities	(1.4)	(12.7)
Effects of foreign exchange rate changes on cash and cash equivalents	—	0.2
Decrease in cash and cash equivalents	(14.7)	(2.1)
Cash and cash equivalents at beginning of year	37.4	37.5
Cash and cash equivalents at end of period	$22.7	$35.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2019 and 2018:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2019	2018	Change
Net sales	$219.5	$196.6	$22.9
Operating income	25.7	20.6	5.1
Adjusted EBITDA	34.7	28.7	6.0
Operating data:
Operating margin	11.7%	10.5%	1.2%
Adjusted EBITDA margin	15.8%	14.6%	1.2%
Total orders	$243.7	$274.4	$(30.7)
Backlog	335.4	307.9	27.5
Depreciation and amortization	8.6	7.7	0.9
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2019	2018	Change
Net sales	$54.3	$53.1	$1.2
Operating income	8.7	6.1	2.6
Adjusted EBITDA	9.6	6.8	2.8
Operating data:
Operating margin	16.0%	11.5%	4.5%
Adjusted EBITDA margin	17.7%	12.8%	4.9%
Total orders	$55.3	$55.3	$—
Backlog	28.1	28.8	(0.7)
Depreciation and amortization	0.9	0.9	—
Corporate Expenses
Corporate operating expenses were $8.6 million and $7.1 million for the three months ended March 31, 2019 and 2018, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Impact of New Lease Accounting Standard on Non-GAAP measures:
Effective January 1, 2019, the Company adopted the new lease accounting standard, which resulted in a change to the Company’s recognition of the deferred gain associated with historical sale lease-back transactions. Prior to 2019, the deferred gain, which initially totaled $29.0 million, was being recognized through the Consolidated Statement of Operations on a straight-line basis over the 15-year lease term. As a result, approximately $1.9 million of the deferred gain had been recognized each year since 2008, of which approximately $1.1 million and $0.8 million had been recognized within the Environmental Solutions Group and Safety and Security Systems Group, respectively. Effective in 2019, the Company no longer recognizes any portion of the gain through the Consolidated Statement of Operations, and recognized the remaining deferred gain balance, net of the related deferred tax asset, as a cumulative effect adjustment to opening retained earnings. To facilitate comparisons with prior periods, we have revised our previously-issued non-GAAP results for the three months ended March 31, 2018 to exclude the recognition of this deferred gain.
Adjusted net income and earnings per share (“EPS”):
The Company believes that modifying its 2019 and 2018 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three months ended March 31, 2019 and 2018 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

	Three Months Ended March 31,
(in millions)	2019	2018
Net income	$17.5	$12.9
Add:
Income tax expense	5.9	4.1
Income before income taxes	23.4	17.0
Add:
Acquisition and integration-related expenses	0.6	0.5
Purchase accounting effects (a)	0.1	0.6
Hearing loss settlement charges	—	0.4
Adjusted income before income taxes	24.1	18.5
Adjusted income tax expense (b)	(6.0)	(4.5)
Adjusted net income	$18.1	$14.0
Less:
Deferred gain recognition, net of income tax expense	—	(0.4)
Adjusted net income, as revised	$18.1	$13.6

	Three Months Ended March 31,
(dollars per diluted share)	2018	2017
EPS, as reported	$0.29	$0.21
Add:
Income tax expense	0.10	0.07
Income before income taxes	0.39	0.28
Add:
Acquisition and integration-related expenses	0.01	0.01
Purchase accounting effects (a)	0.00	0.01
Hearing loss settlement charges	—	0.01
Adjusted income before income taxes	0.40	0.31
Adjusted income tax expense (b)	(0.10)	(0.08)
Adjusted EPS	$0.30	$0.23
Less:
Deferred gain recognition, net of income tax expense	—	0.00
Adjusted EPS, as revised	0.30	0.23

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three months ended March 31, 2019 and 2018, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three months ended March 31, 2019 and 2018 was recomputed after excluding the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).

Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in millions)	2019	2018
Net income	$17.5	$12.9
Add:
Interest expense	2.0	2.5
Hearing loss settlement charges	—	0.4
Acquisition and integration-related expenses	0.6	0.5
Purchase accounting effects*	—	0.4
Other expense, net	0.4	0.1
Income tax expense	5.9	4.1
Depreciation and amortization	9.5	8.6
Consolidated adjusted EBITDA	$35.9	$29.5
Less:
Deferred gain recognition	—	(0.5)
Consolidated adjusted EBITDA, as revised	$35.9	$29.0

Net sales	$273.8	$249.7

Consolidated adjusted EBITDA margin	13.1%	11.8%
Consolidated adjusted EBITDA margin, as revised	13.1%	11.6%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.2 million for the three months ended March 31, 2019 and 2018, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in millions)	2019	2018
Operating income	$25.7	$20.6
Add:
Acquisition and integration-related expenses	0.4	0.3
Purchase accounting effects*	—	0.4
Depreciation and amortization	8.6	7.7
Adjusted EBITDA	$34.7	$29.0
Less:
Deferred gain recognition	—	(0.3)
Adjusted EBITDA, as revised	$34.7	$28.7

Net sales	$219.5	$196.6

Adjusted EBITDA margin	15.8%	14.8%
Adjusted EBITDA margin, as revised	15.8%	14.6%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.2 million for the three months ended March 31, 2019 and 2018, respectively.

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ in millions)	2019	2018
Operating income	$8.7	$6.1
Add:
Depreciation and amortization	0.9	0.9
Adjusted EBITDA	$9.6	$7.0
Less:
Deferred gain recognition	—	(0.2)
Adjusted EBITDA, as revised	$9.6	$6.8

Net sales	$54.3	$53.1

Adjusted EBITDA margin	17.7%	13.2%
Adjusted EBITDA margin, as revised	17.7%	12.8%